[PROSKAUER ROSE LLP LETTERHEAD]

November 7, 2011
VIA ELECTRONIC TRANSMISSION
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	Grifols, S.A. Registration Statement on Form F-4 Filed October 24, 2011 File No. 333-177466
Dear Mr. Riedler
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-4 (File No. 333-177466) (the “Registration Statement”) filed by Grifols, S.A. (the “Company”) and the subsidiary guarantors named therein on October 24, 2011, in your letter dated November 3, 2011 (the “Comment Letter”).
     We are writing to respond to the comment contained in the Comment Letter.
     For your convenience, your comment is set forth in this letter in bold italics, followed by our response.
SEC Comment
Registration Statement on Form F-4
1.	We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Response to Comment
Contemporaneously with the submission of this letter, the Company is filing a supplemental letter stating that the Company is registering the exchange offer in reliance on the Commission’s position enunciated in the abovementioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
* * * *

     In connection with responding to the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact me should you have any questions or additional comments.

Very truly yours,
/s/ Julie M. Allen

Enclosures

cc: Rose Zukin
      David I. Bell